EXHIBIT 4.36

March 30, 2009

Valcent Products Inc.
West Peak Ventures of Canada
Pagic LP
Malcolm Glen Kertz

Reference: Settlement Agreement – Nova Skincare System / Dust Wolf
Subject:     Letter of Agreement

This SETTLEMENT AGREEMENT – Nova Skincare System / Dust Wolf (hereinafter referred to as the "Settlement Agreement"), by and among PAGIC LP, (“PAGIC”), a company incorporated in the State of Texas, United States, and MALCOLM GLEN KERTZ (“KERTZ”) a person and inventor both having  an office at 5151 Thornton , El Paso Texas 79932 and WEST PEAK VENTURES of CANADA LTD. (“WPV”), a company incorporated Federally in Canada and having a place of business at Suite1010-789 West Pender Street, Vancouver, BC, Canada, (collectively hereinafter referred to as the "Licensor") and Valcent Products Inc. a company incorporated in Canada and having a place of business 789 West Pender Street, Vancouver, BC, Canada (hereinafter together referred to as the “Licensee”).

This Letter of Agreement will evidence the agreement of the Licensee and Licensor to enter into one or more agreements between and among them relating to the settlement of rights under the Master License Agreement signed in July 2005 between the parties related to the Nova Skincare system and the Dust Wolf.

In particular the Licensor agrees to relinquish all rights to the Nova Skincare system and the Dust Wolf which it was granted under the Master License Agreement signed in July 2005 back to the Licensee in exchange for 3% royalty future sales of the Nova Skincare system and the Dust Wolf on terms similar to those that that the Licensor had under the Master License Agreement signed in July 2005.

Pursuant to the Master License Agreement signed in July 2005, WPV shared certain royalty rights with Pagic related to the Nova Skincare system and the Dust Wolf and to date has not received any consideration.  It is hereby acknowledged and agreed WPV will forfeit any royalty rights related to the IP in favor of Valcent that it may have had both in the past and for the future and will be released from any obligations pursuant to the MasterLicense Agreement signed in July 2005 by Valcent.

By way of this agreement Pagic and Kertz agree to settle any outstanding royalties pursuant to theMaster License Agreement signed in July 2005 not recorded in Valcent’s books and records as of the date of this Letter Agreement for $10 the receipt and sufficiently of which is hereby acknowledged.

In signing this Letter of Agreement the parties acknowledge full and complete understanding and acceptance and agree to enter into a formal settlement Agreement – Nova skincare/Dust Wolf based on the terms and provisions this letter of Agreement.

This Agreement may be executed and delivered in any number of counterparts which, if read together, will constitute one and the same; it may be delivered either in the original or in an electronically transmitted form.

Valcent Products Inc.	Pagic LP

Signed:	Signed:

Name:	Name:

Title: Director	Title: Director

Date:	Date:

West Peak Ventures of Canada Ltd.	Malcolm Glen Kertz

Signed:	Signed:

Name:	Name:

Title: Director	Title: Director

Date:	Date:

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